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June 10, 2013 VIA EDGAR AND FEDEX Duc Dang Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C

Re:	Rexford Industrial Realty, Inc.
Amendment No. 1 to
Registration Statement on Form S-11
Filed on June 10, 2013
CIK No. 0001571283

Dear Mr. Dang:

On behalf of Rexford Industrial Realty, Inc. (formerly Rexford Industrial, Inc., and referred to herein as the “Company”), we are today filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”) which was initially publicly filed on May 23, 2013. The Registration Statement has been revised to reflect the Company’s responses to comments dated June 6, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 1, three of which have been marked to show changes from the initial public filing of the Registration Statement.

June 10, 2013

Distribution Policy, page 71

1.	We note your response to comment 2 of our comment letter dated May 10, 2013. Please revise the renewal assumption to reflect the experience extended back to the first quarter of 2011 as disclosed in footnote 3 or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 70 of the Registration Statement.

Rental Revenue and Tenant Recoveries, page 81

2.	We note the addition of the leased percentage on page 81. Please clarify the significance of the difference between the occupied and leased amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 82 of the Registration Statement.

Property Revenue and Operating Expenses, page 134

3.	Please tell us your considerations related to including the total abatements in a footnote instead of reflecting its impact in the table. Also, please quantify the difference, if any, between the base rent disclosed here and the rental revenue reflected in your financial statements for the same time period.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 135 of the Registration Statement. In addition to the “Base Rent” column, which as the Staff’s notes is shown before abatements, the Company has added a column to the face of the table entitled “Base Rent, Net of Abatements.” The Company believes its revised presentation will be useful to users because it will allow them to evaluate the revenues generated by the Company’s properties both with and without the effect of abatements.

The Company respectfully directs the Staff to footnote (2) to the Property Revenue and Operating Expenses table. Footnote (2) specifies total abatements ($2,201,707), the effect of straight line rent adjustments ($872,004) and the effect of FAS 141 adjustments ($222,798). Set forth below is a reconciliation of Rental revenues as presented in the financial statements to Base rent:

Consolidated Portfolio
Base Rent	$31,000,763
Abatements	(2,201,707)

Base Rent, Net of Abatements	$28,799,056
Straight line rent	872,004
Amortization of above market lease intangibles	(222,798)

Rental Revenues	$29,448,262

June 10, 2013

Rental revenues for the year ended December 31, 2012	28,585,790
Less: Rental revenues for the quarter ended March 31, 2012)	(7,039,095)
Add: Rental revenues for the quarter ended March 31, 2013	7,901,568

29,448,262

As shown by the reconciliation, footnote (2) specifies the items necessary to reconcile base rent as presented in the table with rental revenues as presented in the Company’s financial statements.

Pro Forma Financial Statements, page F-6

4.	Please tell us what methods you relied on in determining the fair value of Rexford Sponsor LLC and Rexford Fund V REIT LLC presented in footnote B.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that for purposes of the current and previous filings, we used our discounted cash flow analyses in order to estimate the fair value of the Rexford Industrial Fund V, LP (“RIF V”) properties that are jointly owned and controlled by Rexford Sponsor, LLC (“Sponsor”) and Rexford Fund V REIT, LLC (“Fund V REIT”). The discounted cash flow analyses used to estimate the fair value of the RIF V properties are internally prepared analyses used by us to estimate the fair value of the properties for purposes of the IPO and formation transactions. We have used Level 3 measurements (i.e. rental revenue growth rates, exit capitalization rates, discount rates, property net operating income, etc.) in estimating the fair value of the RIF V properties. The Level 3 measurements were based on current market information available to us for transactions involving properties similar to ours. In addition, we engaged a nationally recognized external valuation firm to assist us in preparing the estimated allocation of the fair value of the RIF V properties in accordance with FASB Accounting Standards Codification (“ASC”) 805, Business Combinations for purposes of the pro-forma financial statements and at the close of the IPO and formation transactions. The external valuation firm also performed a fair value analysis to validate that our fair value estimates of the RIF V properties were reasonable for purposes of the ASC 805 allocation. The external valuation firm’s fair value estimates used similar valuation techniques as we did; however, the external valuation firm used Level 3 measurements based on current market information available to them.

For purposes of future filings which includes estimated and final pricing of our common stock, we will use the actual consideration (i.e. units of our operating partnership, shares of our common stock or cash) given or estimated to be given to the Sponsor and Fund V REIT prior investors as our estimate of the fair value of the RIF V properties as this will represent the actual purchase price paid for those properties. We will also provide disclosure in our notes to the pro-forma financial statements as to the amount and form of consideration given to prior Sponsor and Fund V REIT investors.

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June 10, 2013

The Company also respectfully advises the Staff that it intends to provide the Staff with a copy of the proposed inside front cover of the prospectus under separate cover for the Staff’s review prior to the Company’s next filing.

If you have any additional questions, please feel free to call the undersigned at (213) 891-8640 to discuss them.

Very truly yours,

/s/ Bradley A. Helms

Bradley A. Helms, Esq. of LATHAM & WATKINS LLP

cc:	Richard Ziman
Howard Schwimmer
Michael F. Frankel
Julian Kleinforfer, Esq.